Exhibit 12.1

TETRA Technologies, Inc.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
	2011		2012		2013	2014	2015
Earnings
Pretax income (loss) from continuing operations	$6,233		$28,183		$(128)	$(157,871)	$(201,763)
Plus: Fixed Charges	19,431		20,399		20,282	37,564	56,698
Plus: Amortization of capitalized interest	1,164		1,117		1,331	1,446	1,511
Less: Interest capitalized	(1,151)		(1,875)		(1,614)	(845)	(387)
Less: Preference dividend requirements	—		—		—	—	—

	$25,677		$47,824		$19,871	$(119,706)	(143,941)

Fixed Charges
Interest expense on indebtedness	$17,252		$17,373		$17,393	$32,745	51,202
Interest capitalized	1,151		1,875		1,614	845	387
Amortization of deferred financing costs	809		837		861	2,968	3,961
Interest expense on portion of rent	219		314		414	1,006	1,148
Preference dividend requirements	—		—		—	—	—

Total fixed charges	$19,431		$20,399		$20,282	$37,564	$56,698

Ratio of earnings to fixed charges	1.32	x	2.34	x	(a )	(a )	(a )

(a)	Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $0.4 million, $157.3 million, and $200.6 million for the years ended December 31, 2013, 2014 and 2015, respectively.